Form 51-102-F1

GOLDEN OASIS EXPLORATION CORP.

MANAGEMENT DISCUSSION & ANALYSIS
For the year ended July 31, 2007

Directors and Officers as at November 19, 2007

Directors:

Robert Eadie
Gary Hawthorn
Peter Barnes
Richard Kern
Gary Arca

Officers:

President – Richard Kern
Chief Executive Officer – Robert Eadie
Chief Financial Officer – Gary Arca

Contact Name:	Robert Eadie

Contact e-mail address:	rob@goldenoasis.ca

TSX Venture Exchange Symbol:	GOT

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6
Telephone: (604) 602-4935 Fax: (604) 602-4936 e-mail. talk@goldenoasis.com

Form 51-102-F1

GOLDEN OASIS EXPLORATION CORP.

MANAGEMENT DISCUSSION & ANALYSIS
For the Year Ended July 31, 2007

1.1	Date of This Report

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Golden Oasis Exploration Corp (“Golden Oasis”, or the “Company”) for the year ended July 31, 2007. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of November 19, 2007.

This MD&A includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Overall Performance

Description of Business

The Company was incorporated pursuant to the British Columbia Business Corporations Act on November 2, 2004 under the name 707729 BC Ltd. On February 18, 2005, the Company changed its name to Golden Oasis Exploration Corp. The Company has one active subsidiary, Golden Oasis Exploration Inc., which was incorporated on February 9, 2005, in Nevada to carry out U.S. operations.

On February 9, 2005 the Company filed a final prospectus (the “Prospectus”) in the provinces of British Columbia, Alberta and Ontario in connection with the Company’s initial public offering. The Prospectus qualified the distribution of 4,000,000 Units of the Company at a price of $0.40 per unit for gross proceeds of $1,600,000, each unit consisting of one common share and one-half of one common share purchase warrant, each whole warrant entitling the holder to purchase a further common share at a price of $0.50 per common share until February 27, 2008. The distribution under the Prospectus was completed on February 27, 2006 and the common shares of the Company commenced trading on the TSX Venture Exchange on February 28, 2006. The Company paid a cash commission of $122,000 and issued 140,000 units, at a fair value of $50,000, to the agent with respect to this offering.

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On April 4, 2006, the Company, pursuant to an agreement with Bolder Investment Partners, Ltd. (“Bolder”) as agent, completed a private placement of 5,150,000 units at a price of $0.45 per unit for gross proceeds of $2,317,500, each unit consisting of one common share and one-half of one common share purchase warrant, each whole warrant entitling the holder to acquire an additional common share for $0.55 until April 4, 2008. The Company has the right to accelerate the expiry of the warrants if after August 5th, 2006, the Company’s shares trade at or above $0.80 for a period of 20 consecutive trading days, in which event the warrants will expire 30 days after the Company provides notice to the warrant holders. In connection with the private placement, the Company paid Bolder a cash commission of $123,606 and 111,720 units, at a fair value of $50,274, and issued to Bolder 966,000 agent warrants to purchase common shares, exercisable at a price of $0.55 per share until October 4, 2007. The proceeds of the private placement were used for further exploration on resource properties, and for general working capital.

The Company is engaged in the business of mineral exploration in the western United States. The Company’s objective is to locate and develop economic precious and base metal properties of merit. The Company’s material property, as defined by National Instrument 43-101, is the option to acquire 100% of the Toiyabe Property in Lander County, Nevada. The Company also has the option to acquire 100% of two other properties, the Lone Ranch Property in Washington State and the Empress Property in Nevada. The Company has commenced preliminary exploration activities on all properties.

1.3	Selected Annual Information

The highlights of financial data for the Company for the years ended July 31, 2007 and 2006 and for the period from incorporation on November 2, 2004 to July 31, 2005, being the end of the first financial year of the Company, are as follows:

	July 31,	July 31,	July 31,
	2007	2006	2005
(a) Net sales	Nil	Nil	Nil
(b) Loss before foreign exchange and investment income	(527,775)	(1,121,993)	(89,461)
(c) Net loss	(463,101)	(1,100,574)	(77,962)
(d) Loss per share – basic and diluted	(0.03)	(0.10)	(0.01)
(e) Total assets	3,358,093	3,713,213	527,977
(f) Total long-term liabilities	Nil	Nil	Nil
(g) Cash dividends declared per-share	Nil	Nil	Nil

1.4	Results of Operations

Discussion of Acquisitions, Operations and Financial Condition

The following should be read in conjunction with the financial statements of the Company and notes attached hereto.

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1.4.1	Property Activity

Resource Property – Toiyabe Property

On January 23, 2005, the Company entered into an option agreement with Minquest Inc. (“Minquest”) of Reno, Nevada, a private company controlled by an officer and director of the Company. This agreement was amended on May 15, 2005 and November 30, 2005. Pursuant to the option agreement, as amended (the “Toiyabe Option Agreement”), the Company was granted the right to earn an undivided 100% interest in the Toiyabe Property, subject to a 3% NSR, upon reimbursing all costs associated with the acquisition of the property (paid), paying US$1,000,000 in cash, issuing 500,000 Common Shares and incurring $2,500,000 in exploration expenditures over eight years to August 15, 2013.

The Company has the right to purchase up to one half of the NSR for US$2,000,000 for each 1% of the royalty purchased (total of $3,000,000 for the entire 1.5%) . During the term of the Toiyabe Option Agreement, the Company is responsible for maintaining the claims in good standing, including paying all required taxes, fees and rentals, and completing all necessary assessment work. The Company is required to pay approximately US$11,500 per year in rental fees to maintain the claims in good standing. Such taxes, fees and rentals will be paid from working capital. The Company has met all payment and expenditure requirements under the agreement to July 31, 2007.

Proposed Exploration Program

The Company engaged Orequest Consulting to prepare the technical report on the Toiyabe Property. The complete text of this report is available under the Company’s filings on www.sedar.com. Orequest recommended that the Company expend US$341,000 on exploration of the property as set out below. The Phase 1 exploration program consisted of:

- a full and detailed review of all historic data;
- entering all the historic data into an electronic database to determine if any trends exist in the old anomalous drill results, and to help with the interpretation and selection of future areas to drill;
- a ground magnetometer and electromagnetometer survey focused over the area of the property containing the most favourable stratigraphy to date (principally the area where the lower plate Roberts Mountain formation occurs in the southern - half of the property in the old California-Courtney target areas);
- an IP survey; and
- drilling 7-8 holes of approximately 700-800 feet in depth in those areas to help understand the lower plate stratigraphy and to test for buried mineralized structures that may be sources of the shallower erratic higher grade mineralization.

Since acquiring the Toiyabe Property, the Company has completed a National Instrument 43-101 Report. The Company has in place a rigorous QA/QC program consistent with National Instrument 43-101 and using best industry practice.

During the year ended July 31, 2006, the Company obtained a right to acquire an additional 77 claims in the Toiyabe area pursuant to the option agreement described above.

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Activity during the First Quarter

Golden Oasis has received assays on the first 8 RC holes drilled at its Toiyabe Property located in Lander County, Nevada. Results include 5 feet of 14.50 g/t (0.423 oz/ton) gold and 5 feet of 15.60 g/t (0.456 oz/ton) in hole T-601 and 10 feet averaging 18.85 g/t (0.550 oz/ton) in hole T-603. Results for assays over 1.0 g/t are shown in the table below:

Toiyabe Summary Drilling Results

HOLE #	Azimuth (Degrees) )	Dip (Degrees	Total Depth (Feet)	From (Feet)	To (Feet)	Interval (Feet)	Gold Value (g/t)	Gold Value (oz/ton)
T-601	0	-45	400 including including	30 40 45 335 350	35 55 50 350 355	5 15 5 15 5	3.55 7.88 14.50 6.36 15.60	0.104 0.230 0.423 0.186 0.456
T-602	0	-45	400	60 95	65 105	5 10	1.02 2.77	0.030 0.081
T-603	0	-45	450 including	140 145	160 155	20 10	12.85 18.85	0.375 0.550
T-604	0	-45	300				No +1.0 values
T-605	0	-45	400	145 160	150 165	5 5	1.37 1.95	0.040 0.057
T-607	0	-45	300				No +1.0 values
T-608	0	-45	300	35 75	45 80	10 5	2.51 5.79	0.073 0.169
T-611	0	-45	350				No +1.0 values
Note: True thickness unknown at this time

These drill holes are all from the Courtney Target in the southern portion of the project area.

Activity during the Second Quarter

Golden Oasis completed its 31 hole drilling program at its Toiyabe Property located in Lander County, Nevada. Drilling totalled 11,120 feet and results were received for 29 holes. Results for all assays over 1.0 g/t are shown in the table on the 21 holes received since the first quarter as follows:

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Toiyabe Summary Drilling Results

HOLE #	Azimuth	Dip	TotalDepth	From	To	Interval	Gold Value	Gold Value
	(Degrees)	(Degrees)	(Feet)	(Feet)	(Feet)	(Feet)	(g/t)	(oz/ton)
T-606	0	-45	420				No +1.0 values
T-609	0	-45	450	185	190	5	1.54	0.045
T-610	0	-45	450	180 205 310 405	185 210 320 410	5 5 10 5	1.56 4.65 1.41 1.62	0.046 0.136 0.041 0.047
T-612	0	-45	550	355	375	20	1.92	0.056
T-613	0	-45	550	475	480	5	1.60	0.047
T-614	0	-45	500				No +1.0 values
T-615	0	-45	250	115	125	10	1.20	0.035
T-616	0	-45	300				No +1.0 values
T-617	0	-45	350	190	195	5	1.02	0.030
T-618	180	-45	410	80	85	5	1.68	0.049
				125	130	5	1.06	0.031
T-619	0	-45	400	25	35	10	1.31	0.038
				80	85	5	1.53	0.045
T-620	0	-45	400	80	85	5	1.67	0.049
				110	120	10	1.08	0.320
T-621	0	-45	300	0	5	5	1.68	0.049
T-622	0	-45	300	215	220	5	1.08	0.032
T-623	0	-45	300	80	85	5	1.70	0.050
T-624	0	-45	300	200	205	5	2.94	0.086
T-625	0	-45	250				No +1.0 values
T-628	90	-45	300				No +1.0 values
T-629	0	-45	300				No +1.0 values
T-630	0	-45	300				No +1.0 values
T-631	0	-45	300	115	125	10	1	0.029
Note: True width is 70%

Along with this year’s shallow drilling program Golden Oasis has conducted a geophysical survey to further define major structures in the area. This work found several interpreted fault sets and will help define targets for a deeper drilling program. The primary target at Toiyabe is a carbonate hosted gold deposit similar to the Pipeline mine or Cortez Hills to the north.

Activity during the Third Quarter

Over the third quarter, the Company analysed the assays from the 31 hole drilling program and the data received from the geophysical survey to define more specific targets for a deeper drilling program which began at the end of this quarter. The 21,000 foot drilling program involves drilling several oriented core holes to determine the exact orientation of the mineralized structure. A total of 8 core holes are planned with the deepest being 1,000 feet.

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After completion of the core drilling program, RC drilling will commence to follow both the Courtney A and B faults near the eastern edge of a down-dropped fault block. The program is expected to be completed in the fall.

The Courtney Target consists of two faults, A and B, which occur near the eastern edge of a down-dropped fault block called a "graben". This graben is one of two large north-northwest trending down-dropped features interpreted from Golden Oasis' recent CSMT geophysical survey. The interpretation was by Frank Fritz of Fritz Geophysics. Frank also interpreted a set of east-west structures cross-cutting the grabens. Grabens and their associated structures host mineralization at the Cortez Hills deposit to the north (7.5 million ounces of gold). Six lines of Controlled Source MagnetoTelluric data, CSMT, were collected on the southern end of the property over part of the current drilling program and over the most promising responses detected by the previous Tensor IP, TIP, survey from last year. The TIP data suggested a complex structural environment with large resistivity contrasts that may be associated with economic mineralization.

Activity during the Fourth Quarter

In the fourth quarter, the Company completed the 2,932 foot angle drilling program and received results. Using oriented core the program provided the attitude of the gold bearing Courtney "A" Fault and detailed stratigraphy to a depth of 800 feet below the surface.

Drill holes T-701C through T-704C tested the A fault along strike for accurate control on attitude and holes 705C through 707C began following the mineralized structure down dip. Gold occurs within a N43oW trending fault zone that dips 40o southwest near surface and steepens to over 65o at depth. Except for drill hole T-704, which drilled over the mineralization (no recovery in first 6 feet), all holes had +6.50 g/t (0.2 oz/ton) gold values. Of the 7 holes with results 4 have +10 g/t (+0.3 oz/ton) gold values with T-706 being especially notable. This hole contained 15 feet of 10.9 g/t (0.32 oz/ton) gold plus an additional 10 feet of 26.6 g/t (0.78 oz/ton) gold. Results for all assays over 1.0 g/t are shown in the table below for the 7 holes received.

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Toiyabe Summary Drilling Results

HOLE #	Azimuth	Dip	TotalDepth	From	To	Interval	Gold Value	Gold Value
	(Degrees)	(Degrees)	(Feet)	(Feet)	(Feet)	(Feet)	(g/t)	(oz/ton)
T-701-C	0	-45	155 including including	15.0 15.0 35.0 47.5 47.5	25.0 20.0 47.5 53.0 50.0	10.0 5.0 12.5 5.5 2.5	8.840 13.050 1.350 14.830 .26.2	0.258 0.381 0.039 0.433 0.765
T-702-C	45	-45	395	35.0 40.0	40.0 45.0	5.0 5.0	10.390 1.320	0.303 0.039
T-703-C	0	-45	372	150.0 160.0 165.0 190.0 225.0	160.0 165.0 170.0 195.0 230.0	10.0 5.0 5.0 5.0 5.0	2.220 6.590 1.390 1.060 1.080	0.065 0.192 0.042 0.031 0.032
T-704-C	45	-45	200	6.0	6.8	0.0	1.030	0.030
T-705-C	45	-45	150 including	100.0 105.0	110.0 110.0	10.0 5.0	11.480 16.200	0.335 0.473
T-706-C	45	-45	300 including including	170.0 180.0 180.0 200.0 235.0 240.0 245.0	180.0 195.0 190.0 205.0 245.0 245.0 250.0	10.0 15.0 10.0 5.0 10.0 5.0 5.0	1.750 10.920 13.680 1.170 26.600 33.450 1.630	0.051 0.319 0.399 0.034 0.777 0.977 0.048
T-707-C	45	-45	400	230.0 232.0	232.0 235.0	2.0 3.0	2.110 7.770	0.062 0.227
Note: True thickness 85-95% of interval shown

RC drilling has commenced to further test the Courtney "A" and "B" faults down dip and along strike. This program has a planned total footage of 18,000 feet in 40 drill holes. Drilling will be completed in the fall.

Activity to date

The Company has completed a 16,417 feet angle drilling program at its Toiyabe Property located in Lander County, Nevada. Drilling consisted of 8 core and 43 RC holes. Results received to date have defined two gold bearing structures, discovered a major northwest trending high angle fault that could be a feeder for the mineralization and determined the detailed stratigraphy of the area.

Drilling of the Courtney A and B faults has thus far defined a 750 feet by 300 feet zone of +0.5 g/t gold zone associated with the Courtney A fault and a 600 feet by 200 feet Gold zone associated with the Courtney B fault. The Courtney faults are truncated by a major northwest trending high-angle fault that correlates well with a fault target interpreted from a geophysical survey run in 2006. This fault, which has been named the West Graben 1 fault, is a possible feeder not only for the Courtney fault mineralization, but limestone hosted mineralization at depth. This type of deposit, hosted by specific limey units, would be similar to the Pipeline mine located 7 miles to the north.

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The gold associated with the Courtney faults is within 45o dipping fault zones within Upper Plate siliceous rocks. Lower plate rocks that contain abundant limey units including good host rocks for gold have now been identified west of the West Graben 1 fault at surface and are projected to occur beneath the Courtney faults area at depth. The host rocks dip gently west. Favorable host rocks, projected to occur 600 to 1,000 feet below the surface east of the Graben fault, will be tested next Spring.

Drilling results for 27 of the 43 holes drilled are in hand. Results for the first 7 holes are listed above. The remainder are listed below showing only results greater than or equal to 1.0 g/t gold. The majority of the gold is hosted by the Courtney faults. A broad (+20 feet) zone of low grade mineralization (+0.3 g/t gold) often surrounds a narrow core (5-10 feet) of higher grade. High grade drill intercepts from this year`s drilling include 5.5 feet of 14.8 g/t (0.43 oz/ton) gold in T-701, 10 feet of 26.6 g/t (0.78 oz/ton) gold in T-706, 10 feet of 10.6 g/t (0.309 oz/ton) gold in hole T-719 and 5 feet of 21.8 g/t (0.637 oz/ton) gold in T-722. The majority of the mineralization intersected to date is shallow enough to be extracted by open pit methods.

Toiyabe Summary Drilling Results

HOLE #	Azimuth (Degrees)	Dip (Degrees)	Total Depth (Feet)	From (Feet)	To (Feet)	Interval (Feet)	Gold Value (g/t)	Gold Value (oz/ton)
T-708C	45	-60	960	40 390 595	45 400 600	5 5 5	1.00 1.45 1.15	0.029 0.042 0.034
T-709	45	-45	400	115 330	120 345	10 15	3.16 2.87	0.092 0.084
T-710	45	-45	500	285 295 340 465	290 300 345 370	5 5 5 5	1.15 1.12 1.00 1.26	0.034 0.033 0.029 0.037
T-711	45	-45	450	230 350	250 355	20 5	1.48 1.87	0.043 0.055
T-712	45	-45	300	190 210	195 215	5 5	1.35 1.33	0.039 0.039
T-713	45	-45	300	135 150	140 165	5 15	1.20 1.08	0.035 0.032
T-714	45	-45	200	55	60	5	1.19	0.035
T-715	45	-45	150	30	35	5	1.13	0.033
T-716	45	-45	200	65	110	45	1.56	0.046
T-717	45	-45	400	155	160	5	1.16	0.034
T-718	45	-45	400	poor	recovery		no +1.0 g/t
T-719	45	-45	450 incl	165 175 270	220 185 285	55 10 15	3.51 10.59 1.69	0.103 0.309 0.049
T-720	45	-45	450	110 120	115 125	5 5	2.91 2.58	0.085 0.075

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HOLE #	Azimuth (Degrees)	Dip (Degrees)	Total Depth (Feet)	From (Feet)	To (Feet)	Interval (Feet)	Gold Value (g/t)	Gold Value (oz/ton)
T-721	45	-45	350	10 25 45 315 345	15 30 60 320 350	5 5 15 10 5	1.30 3.40 1.85 1.31 1.74	0.038 0.099 0.054 0.038 0.051
T-722	45	-45	200 incl.	0 5 30	15 10 35	15 5 5	7.91 21.80 1.69	0.231 0.637 0.049
T-723	45	-45	350				no +1.0 g/t
T-724	45	-45	300	65 165	70 170	5 5	1.28 3.74	0.037 0.109
T-725	45	-45	200				no +1.0 g/t
T-726	45	-45	450				no +1.0 g/t
T-727	not drilled
T-728	45	-45	500				no +1.0 g/t
Note: True thickness 85-95% of interval shown

Resource Property – Lone Ranch

On January 23, 2005, the Company entered into an agreement with Minquest for the option to acquire a 100% undivided interest, subject to a 3% NSR, in the Lone Ranch Property. This agreement was amended on May 15, 2005 and November 30, 2005. Pursuant to this option agreement, as amended (the “Lone Ranch Option Agreement”), in order to earn the interest in the Lone Ranch Property, the Company must reimburse the private company for all of its costs associated with the acquisition of the property (paid), pay US$510,000, issue 400,000 common shares and complete $1,400,000 in exploration expenditures over 6 years to August 15, 2011.

The Company has the right to purchase up to one-half the NSR for US$1,500,000 for each 1% of the purchased (or US$2,250,000 for the entire 1.5%) . During the term of the Lone Ranch Option Agreement, the Company is responsible for maintaining the claims in good standing, including paying all required taxes, fees and rentals, and completing all necessary assessment work. The Company is required to pay approximately US$7,100 per year in rental fees to maintain the claims in good standing. Such taxes, fees and rentals will be paid from working capital. The Company has met all payment and expenditure requirements under the agreement.

Activity during the Year ended July 31, 2007 and to date

Golden Oasis announced that the company has completed its initial geologic mapping and sampling program on the Lone Ranch Project within the Republic graben of north-central Washington. The Republic graben

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contains numerous precious metal deposits such as the Republic mine (Hecla Mining Company) and the Kettle River mine complex (Kinross Gold Corporation, Trading Symbol “K-T”).

The Company’s exploration program focused on detailed mapping and evaluation of three areas of mineralization known as the Boundary, Central and LR South targets. The Central area was previously drilled by Cyprus and Kennecott in the late 1980’s and early 1990’s. This drilling proved the existence of economic gold mineralization over significant widths. This historic work suggested the existence of a substantial exhalative horizon with significant precious metals values.

Golden Oasis’s exploration program has defined an exhalative zone over a strike length of 6,300 meters and varying from 10 to 100 meters thick. Samples collected during this field season have identified massive sulfide formations composed of up to 50% pyrrhotite-arsenopyrite-gold bearing horizons within the exhalative zone of the Boundary and Central targets. These massive sulfide zones contain up to 4.2 g/t gold from the company’s initial surface sampling program.

The current work program has defined one drill ready target and recommends several additional areas for further surface work and drilling. A drill target has been defined in the southern portion of the Boundary target. Drilling of three to four holes is recommended to test the strike and dip extensions of the gold-rich area defined by surface sampling. The Boundary target extends over a distance of 2,500 meters and has not been drill tested. A large percentage of the northern portion of the Boundary target is covered by alluvium. A soil survey is planned to define possible gold anomalies within this covered area.

The Company completed a geological airborne survey subsequent to July 31, 2007 on its wholly owned Lone Ranch Project within the Republic graben of north-central Washington. Results show two 1.5 kilometer long geophysical anomalies in the central and southern portions of the project area that correlate well with mapped gold-bearing sulfide zones. A third, previously unknown anomaly was discovered further north. This anomaly is much larger (2.5 kilometers long) than those to the south. Permitting of a drilling program to test all 3 anomalies is currently in progress.

The Helicopter ElectroMagnetic (HEM) survey covered approximately 36 km2 with 100 m line spacing. It was flown by Fugro Airborne Surveys, Inc. of Houston, Texas. The target is a sulfide-rich horizon, called an exhalite, deposited on an ancient seafloor. The only known drilling of this horizon was conducted by Cyprus Minerals and Kennecott in the late 1980’s to early 1990’s. Their exploration programs identified gold associated with semi-massive pyrrhotite and arsenopyrite hosted in the exhalite. They drilled a total of ten holes into the southern edge of the southern geophysical anomaly. Some historic drill intercepts include 3.5 feet (1.1 m) of 0.30 oz/ton (10.3 g/t) gold in one hole and 41.5 feet (12.7 m) averaging 0.053 oz/ton (1.8 g/t) gold in another. These results are historical and cannot be relied upon. The other two geophysical anomalies have no drilling.

Interpretation of the HEM survey was done by Frank P. Fritz of Fritz Geophysics, Loveland, Colorado. His summary report on the Lone Ranch survey will appear on the Golden Oasis website shortly (www.goldenoasis.ca). A portion of Frank’s summary follows:

“The very low resistivity unit interpreted from the HEM data shows a close correlation with the known exhalative unit. There is conservatively five kilometers of strike length of exhalative target interpreted from the HEM data with “hot spots” suggested by thicker –lower resistivity areas and the higher magnetic responses.”

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The interpretation shows an originally continuous exhalite has been separated by post-mineral faulting into 3 separate zones. The exhalite trends northerly and dips steeply to the west at the south end of the project, but flattens to the north. As mentioned above, the northern HEM anomaly is much larger than the 2 anomalies to the south. These anomalies have dimensions of 1.5 km by 0.5 km whereas the northern anomaly has dimensions of 2.5 km by 1.0 km.

In September 2007, the Company announced that it has staked an additional 83 claims totaling approximately 1,660 acres in the surrounding areas of its wholly owned Lone Ranch Project within the Republic graben of north-central Washington. The additional claims were staked to cover the full extent of the new anomaly and extensions of the Central and South anomalies previously identified by the geological airborne survey. Permitting of a 17 hole drilling program has been initiated with the US Forest Service. Although the date of approval of the permit is currently unknown, core drilling will commence as soon as possible thereafter.

Resource Property – Empress

On February 27, 2007, the Company optioned the Empress Project located in Esmeralda County, Nevada approximately 26 miles south of Goldfield in the Tokop mining district. Under its Assignment of Mineral Property Option Agreement with Minquest, the Company must reimburse Minquest’s acquisition costs of US$6,000 in option payments made by Minquest to the owner of the property and US$2,000 in mapping and sampling costs (paid). Minquest will retain a 3% net smelter royalty. The Company can earn a 100% interest in the Property (subject to the 3% NSR) by making property payments in the aggregate amount of US$546,000 to the underlying owner of the property over a period of four years. During the term of the Empress Assignment Agreement, the Company is responsible for maintaining the claims in good standing, including paying all required taxes, fees and rentals, and completing all necessary assessment work. The Company has the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2,000,000 per each 1% of the royalty provided it elects to complete any purchase of the NSR within 60 days of the completion of a positive production study.

Activity to date

The Company has initiated a 3,000 foot core drilling program will test both vertical and horizontal continuity of the Wonder vein system. The Wonder target is one of three vein sets exposed on the Empress property.

In this initial phase of drilling, two holes will be drilled from each of four surface drill sites spaced roughly 200 feet apart. Underground sampling of the Wonder veins with average sample widths of two to three feet found gold assays ranging from 0.02 oz/ton (0.68 g/t) to 1.85 oz/ton (63.30 g/t) and silver ranging from 0.07 oz/ton (2.3 g/t) to 3.18 oz/ton (109.0 g/t). However, because of previous mining, samples could not be taken on regular intervals. Drilling will determine the width and grade of the vein system in an area roughly 600 feet long and between 100 and 400 feet below the surface. This work will guide further drill testing of the Wonder target down dip and along strike as well as testing of the other two targets identified to date.

The core will be sawed in half after logging and assayed by ALS Chemex Labs of Reno, Nevada. Drilling should be completed in approximately two months.

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The Empress property lies within the southern portion of the Walker Lane mineral belt. Significant mines within this portion of the Walker Lane include Tonopah, Goldfield and Silver Peak. Goldfield, the closest, produced over 4 million ounces of high-grade gold (+0.3 oz/ton). Covered by 54 unpatented mining claims totaling approximately 1,080 acres or 1.7 square miles, the project contains two historic mines, the Empress and the Wonder. Apparently discovered in the 1860’s, below the 7 adits that make up the Empress Mine are the remnants of a mill and several stone foundations. Little recorded production is reported for the district, although the Gold Point district, immediately to the north, produced approximately $1,000,000 (1900 dollars) in gold and silver. The Wonder Mine, located 2,000 feet southwest of Empress, was worked in the 1930’s as judged by artifacts, and probably direct shipped its ore elsewhere. Mineralization in the project area occurs in quartz veins hosted by granitic rocks of the Sylvania pluton. At least 3 separate east-west trending, steeply dipping quartz veins are exposed on the property.

Property Expenditures Summary

The Company is a venture issuer that has not had significant revenue from operations in either of its last two financial periods. The Company has capitalized all expenditures relating to the exploration of its mineral property. Details of deferred expenditures for the properties are as follows:

	Cumulative	Cumulative
	July 31,	July 31,
	2007	2006
Toiyabe - Actual Expenditures

Acquisition costs	$116,747	$52,108
Consulting fees (Geological & Engineering)	163,483	56,006
Drilling	899,018	30,921
Geology	81,280	17,112
Geophysics	144,264	93,528
Legal Consulting	2,655	2,655
Staking and maintenance fees	124,322	91,401
Site restoration	27,005	-
Travel	15,456	-
	1,574,230	343,731
Lone Ranch - Actual Expenditures

Acquisition costs	116,747	52,108
Consulting (Geological & Engineering)	29,339	1,118
Geology	31,012	-
Geophysics	79,565	-
Staking and maintenance fees	36,436	36,436
Travel	15,456	-
	308,555	89,662

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	Cumulative	Cumulative
	July 31,	July 31,
	2007	2006
Empress - Actual Expenditures

Acquisition costs	13,892	-
Consulting (Geological & Engineering)	18,967	-
Geology	9,259	-
Geophysics	24,236	-
Staking and maintenance fees	22,439	-
	68,793	-

Total Resource Properties	$1,951,578	$433,393

1.4.2	Results of Operations

The loss for the year ended July 31, 2007 was $463,101 compared to a loss for the year ended July 31, 2006 of $1,100,574. The details of the expenses are as follows:

	Year ended July 31,
	2007	2006

Expenses
Accounting and audit fees	$24,621	$31,100
Amortization	7,974	8,023
Bank charges and interest	327	1,769
Consulting fees	138,931	140,311
Insurance	11,750	8,305
Legal fees	16,850	9,681
Office and miscellaneous	100,783	44,506
Rent	15,210	15,712
Shareholder communications	147,428	76,626
Stock-based compensation	-	746,718
Transfer agent and filing fees	32,988	24,355
Travel	30,913	14,887
Loss for the period before other items	(527,775)	(1,121,993)
Foreign exchange gain (loss)	(12,298)	(6,560)
Interest and Investment Income	76,972	27,979
Net loss for the period	$(463,101)	$(1,100,574)

The Company completed its IPO and commenced exploration activity during the year ended July 31, 2006 and is fully operational in the current year as compared to the prior year. As a result, with the exception of a stock-based compensation expense resulting from the granting of options in the year ended July 31, 2006, the Company had significantly more activity in the year ended July 31, 2007. This includes consulting fees of $138,931, increased office costs to $100,783 and travel expenses related to property acquisitions and to corporate activities of $30,913. Transfer agent and filing fees of $32,988 include initial fees relating to the Company’s registration with the United States Securities and Exchange Commission. Shareholder

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communication costs of $147,428 include investor relations expenses incurred for conferences, travel and promotional costs related to communication of Company activity, including in-house consultants responding to investor inquiries. The Company also showed an increase in interest and investment income to $76,972 resulting from interest on investments in short-term marketable securities.

Investor Relations Activities

During the year ended July 31, 2007, the Company responded to investor inquiries. There were no formal investor relations agreements in place.

Financings, Principal Purposes & Milestones

During the year ended July 31, 2007 the Company did not complete any financings.

1.5	Summary of Quarterly Results

The following is a summary of the Company’s financial results for the five most recently completed quarters for which financial information is available:

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	31-Jul-07	30-Apr-07	31-Jan-07	31-Oct-06	31-Jul-06	30-Apr-06	31-Jan-06	31-Oct-05
Net Loss:
Total	$50,343	$95,827	$67,803	$249,128	$115,419	$893,423	$39,849	$51,883
Per share
- basic and
diluted	$0.00	$0.01	$0.01	$0.01	$0.01	$0.07	$0.01	$0.01

Discussion

For the discussion on the year ended July 31, 2007, please refer to Section 1.4 Results of Operations.

1.6	Liquidity

In management’s view, given the nature of the operations, which currently consist of agreements covering resource properties, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures. The Company’s financial success will be dependent upon the extent to which it can determine whether its resource properties contain reserves, which are economically recoverable.

Such development may take years to complete and the amount of resulting income, if any, is difficult to determine. The Company does not expect to receive significant income in the foreseeable future.

As at July 31, 2007, the Company had working capital of $1,268,549 which is adequate to meet the Company’s working capital needs over the next 12 months or more. Historical capital needs have been met by equity subscriptions. The Company may require additional financing to fund future acquisitions and explorations. If required, Company anticipates funding any property investigations, proposed exploration programs and anticipated administrative and overhead expenses through additional equity subscriptions, such as private placements or through the exercise of warrants. In light of the continually changing financial markets, there is no assurance that funding by equity subscriptions will be possible at the times required or desired.

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1.7	Capital Resources

The only capital resource of the Company are the mineral properties, with historical costs of $1,951,578 as at July 31, 2007. Included in the carrying value of the mineral properties is $27,005 representing an estimate of a liability for asset retirement obligations that arose as a result of drilling activities during fiscal 2007 on the Toiyabe Property. The Company is committed to further expenditures on the properties, as detailed in Section 1.4 Results of Operations.

1.8	Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed. The Company has optioned its mineral properties from a private company controlled by an officer and director of the Company.

1.9	Transactions with Related Parties

The Company incurred the following costs with directors and companies controlled by directors of the Company:

	Year ended July 31,
	2007	2006

Consulting	$118,000	$82,760
Resource properties – property payments	67,278	-
– geological consulting	55,853	23,107

	$241,631	$105,867

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

During the year ended July 31, 2007 the Company issued 200,000 shares to a Company controlled by a director pursuant to resource property acquisition agreements at a value of $62,000.

During the year ended July 31, 2006, 20,000 shares at $0.10 per share for proceeds of $2,000 were issued to parties related to a director and 45,000 shares were issued to directors at $0.45 per share for proceeds of $20,250. The Company also issued 100,000 shares to a Company controlled by a director pursuant to a resource property acquisition agreement at a value of $40,000.

1.10	Fourth Quarter

The fourth quarter results do not differ significantly from recent other quarters. See Section 1.4 for discussion of variances.

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1.11	Proposed Transactions

N/A

1.12	Critical Accounting Estimates

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on an annual basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Stock-Based Compensation

The Company adopted the recommendations of CICA Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s shares, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate, as determined at the grant date. The estimated fair value of awards of stock-based compensation is charged to expense over their vesting period, with offsetting amounts recognized as contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” with respect to asset retirement obligations. Under Section 3110, legal obligations associated

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with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion over time for changes in the fair value of the liability through charges to accretion, which is included in cost of sales and operating expenses.

It is possible that the Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

1.13	Changes in Accounting Policies Including Initial Adoption

N/A

1.14	Financial and Other Instruments

The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents, prepaid expenses and deposits and accounts payable and accrued liabilities approximates their fair values due to the short maturity of those instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The economic recoverability of the properties’ reserves has yet to be determined. The recoverability of amounts from the properties will be dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in underlying properties, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreements and to complete the development of the properties and upon future profitable production or proceeds from the sale thereof. The outcome of these matters cannot be predicted with any certainty at this time.

1.15	Other

1.15.1	Disclosure of Outstanding Share Capital as at July 31, 2007:

	Number	Book Value
Common Shares	17,754,471	4,183,285
Contributed Surplus	-	746,718

The Company approved a share option plan which allows for options to be granted of up to 10% of the outstanding shares. The options will be exercisable for a maximum of 5 years from the date of grant. As of July 31, 2007, 1,720,000 share purchase options exercisable at prices between $0.40 and $0.65 per share

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had been granted to directors, key employees and consultants. The options are exercisable at various dates until May 2011.

As at July 31, 2007, the Company has 6,458,110 warrants outstanding entitling the holder to acquire one share for each warrant held at prices between $0.50 and $0.55 per share until February 2008 as to 2,861,250 warrants and April 2008 as to 3,596,860 warrants.

1.15.2	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information. The Company’s Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures for the quarter ended July 31, 2007 and have found those disclosure controls and procedures to be adequate for the above purposes.

There have been no significant changes in the Company’s disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.

During the Company’s most recently completed quarter ended July 31, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.